                                                               EXHIBIT 99.(a)(6)

[GEORGIA-PACIFIC LOGO]

                                                     133 Peachtree Street NE
                                                     Atlanta, Georgia 30303
                                                     (404) 652-5218 Telephone
                                                     (404) 230-1674 Facsimile
                                                     A.D. CORRELL
                                                     CHAIRMAN OF THE BOARD
                                                     AND CHIEF EXECUTIVE OFFICER

May 7, 2003

Dear Georgia-Pacific Employee:

I am very pleased to offer you the opportunity to participate in Georgia-Pacific's Exchange Program, which was approved by shareholders at our Annual Meeting held on May 6. The Exchange Program offers you the one-time opportunity to trade in your eligible stock options for shares of restricted stock. In addition, any eligible SARs held by you may be exchanged for replacement SARs.

Included in this package are materials that will help you understand how the Exchange Program works, answer any questions you may have and explain the election process. Please take the time to review this material carefully. You may elect to participate in the Exchange Program at any time until 11:59 p.m. EDT time on June 4, 2003.

Our long-term incentive plans are an important aspect of recognizing the contributions of our key employees. Accordingly, we want to be sure that employees like you are rewarded for excellent performance and have a personal interest in the future performance of Georgia-Pacific. We believe that the Exchange Program will provide you with a meaningful long-term incentive opportunity.

Thank you for all you do for Georgia-Pacific.



                                       Sincerely,

                                       /s/ A.D. Correll


Enclosures